July 16, 2007

Via EDGAR

Ms. Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-6

Washington, D.C. 20549-0405

Re:	Hecla Mining Company Form 10-K for the fiscal year ended December 31, 2006 Response letter dated July 3, 2007 File No. 001-08491

Dear Ms. Davis:

Hecla Mining Company (“we” or “our”) hereby submits this response to the comments of the Staff, as set forth in your letter dated July 3, 2007 to Mr. Lewis E. Walde, Chief Financial Officer, on the referenced Annual Report on Form 10-K.

We have supplied the supplemental information set forth in this letter for use herein, and have reviewed and approved all of the responses set forth herein to the Staff’s comments. For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by our response. In this letter, all page references in our responses refer to page numbers in our form 10-K filed with EDGAR on March 16, 2007. All new text is underlined, while deleted text displays a strikethrough font.

10-K for the year ended December 31, 2006

Financial Statements

Summary of Significant Accounting Policies

H. Properties, Plants and Equipment, page F-9

1.

Comment: We note your policy disclosure that indicates costs are capitalized when you have determined that an orebody can be economically developed. Please expand your policy disclosure to address your accounting for drilling and related costs incurred to convert measured, indicated, and inferred resources to reserves. In addition, please address your accounting policy for costs incurred to identify new resources within a concession that has proven or probable reserves.

Response: Following our response to comment #2 is a marked version of our revised disclosure for section H. Properties, Plants and Equipment, from Note 1: Summary of Significant Accounting Policies of Notes to the Consolidated Financial Statements. In the first paragraph, we have expanded our disclosure to address our accounting policies for drilling and related costs incurred to convert measured, indicated and inferred resources to reserves. In the second paragraph, we have also revised our disclosure to address our policy for costs incurred to identify new resources within a concession that has proven and probable reserves. We propose that these revisions be included in our future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2007.

2.

Comment: We note your disclosure that indicates secondary development costs at operating mines are charged to operations as incurred. Please clarify to us and in your disclosure the nature of these development costs.

Response: Secondary development costs are those incurred in an operating mine for preparation of a specific work area for production. Because these costs only benefit a specific work area, and not the ore body as a whole, they are relatively short-lived and therefore expensed as incurred. An example of secondary development costs is “slotting” within a production stope. Such costs only benefit a specific stope, and have a life that is limited to completion of production from that stope, which generally only takes a few months. We have also clarified the nature of “secondary development costs” below, in the second paragraph of the marked version of our revised disclosure for section H. Properties, Plants and Equipment, from Note 1: Summary of Significant Accounting Policies of Notes to the Consolidated Financial Statements and expanded our disclosure to describe our policy concerning these costs. We propose that these revisions also be included in our future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2007.

H.  Properties, Plants and Equipment – Costs are capitalized when it has been determined an ore body can be economically developed as a result of establishing proven and probable reserves. Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities and major mine development expenditures are capitalized, including primary development costs such as costs of building access ways, shaft sinking, lateral development, drift development, ramps and infrastructure developments. Drilling and related costs incurred to further define mineralization at and adjacent to existing reserve areas, or that are intended to assist with mine planning within a reserve area, are also capitalized.

Costs for ~~E~~exploration, ~~costs and~~ secondary development ~~costs~~ at operating mines, and maintenance and repairs on capitalized property, plant and equipment are charged to operations as incurred. Exploration costs include those relating to activities carried out (a) in search of previously unidentified mineral deposits, (b) at undeveloped concessions, and (c) at operating mines already containing proven and probable reserves, where a determination whether the deposits can be economically developed remains pending. Secondary development costs are incurred for preparation of an ore body for production in a specific ore block, stope or work area, providing a relatively short-lived benefit only to the mine area they relate to, and not to the ore body as a whole.

When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in current period net income (loss). Idle facilities placed on standby basis are carried at the lower of net carrying value or estimated net realizable value.

Included in properties, plants and equipment on our consolidated financial statements are mineral interests, which are intangible assets that include acquired undeveloped mineral interests and royalty interests. Undeveloped mineral interests include: (i) other mineralized material which is measured, indicated or inferred with sufficient drill spacing or quality to qualify as proven and probable reserves; and (ii) inferred material not immediately adjacent to existing proven and probable reserves but accessible within the immediate mine infrastructure. Residual values for undeveloped mineral interests represents the expected fair value of the interests at the time we plan to convert, develop, further explore or dispose of the interests and are evaluated at least annually.

Note 8 – Commitments and Contingencies, page F-24

3.

Comment: We note your disclosure that indicates you have not made any accrual associated with the EPA’s notice of costs incurred relating to the Bunker Hill site. It appears from your disclosure that you have received notice alleging initially $14.6 million and later a revised notice for $15.2 million of costs incurred by the agency. Please tell us why you believe you are unable to estimate your liability for these claims. Please refer to AICPA SOP 96-1 and paragraph 8 of SFAS 5 for guidance.

Response: Paragraph 8 of SFAS 5 and AICPA SOP 96-1 require a charge to income if two conditions are met. The first is that information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or that a liability has been incurred as of the date of the financial statements. The second is that the amount of the loss can be reasonably estimated.

As disclosed in Note 8 to Hecla’s financial statements as of December 31, 2006, the United States EPA has not made a formal demand for costs relating to the Bunker Hill Site, but merely provided notices of costs for our review and discussion with them relating to such matters. While we believe that, based on such notices and our understanding of the circumstances, the first condition under SFAS 5 of a probable liability has been met as of the date of issuance of the financial statements, our receipt and review of information and our discussions and exchange of information with the United States EPA had not progressed to the point that Hecla was able to reasonably estimate the amount of the liability or even a minimum threshold for a range of liability. Too many facts are, or were at such date, unknown to us or uncertain in application and amount. Several factors contribute to our uncertainty regarding the notices of costs.

The claim of the EPA is for costs relating to the Bunker Hill site from January 2002 to March 2005 under the Bunker Hill Consent Decree, a situation which involves:

➢	Another signing defendant that shares responsibility for any applicable costs;
➢	A large number of parcels of property covered by the Consent Decree;
➢	A specified standard for what properties need be remediated;
➢	A reasonableness standard for costs incurred by the EPA for actions taken, and
➢	An area which is contiguous with other property not covered by the Consent Decree on which the EPA has incurred or may have incurred various investigational and remediation costs.

Thus, for us to reasonably estimate the liability applicable to Hecla, we need to review the costs contained in the notices which have been provided to determine what costs the EPA has, in fact, incurred, whether those costs were reasonable in relation to the action taken, what properties the EPA costs relate to and whether such parcels are inside the Bunker Hill site and, thus, within the ambit of the Consent Decree, whether the soils on the properties that were allegedly remediated were above the threshold of contamination for which an obligation exists to remediate under the Consent Decree, and whether any of the other defendants have contributed or will contribute to any proper costs and in what amounts.

We believe that the EPA has invited discussion of the amounts in the notices of costs and provided supplementary materials and engaged in meetings with us concerning these matters, rather than having issued a formal demand for reimbursement, in order to permit the parties to the Consent Decree to eliminate inapplicable costs prior to any formal demand. Indeed, our reviews to date (including since the date of issuance of the financial statements in question) indicate that the notices of costs have included charges for projects/activities not within the scope of the Consent Decree, charges not sufficiently documented to determine if they are for costs/activities within the scope of the Consent Decree, and costs for remediation of parcels not within the Bunker Hill site or not at the level of contamination which triggers a remediation obligation.

Hecla and the United States EPA have continued to discuss these issues, including after the date of the issuance of the financial statements in question. Although there has been progress, we do not have, and certainly did not have at the date of issuance of the financial statements, sufficient information to enable us to make a reasonable estimate of the liability or to estimate a range of liability. In addition, even if an overall estimate of costs relating to the Consent Decree for the Bunker Hill site were known, the amounts which have been or may be contributed by other defendants is yet another uncertainty.

Thus, the information necessary for us to make a reasonable estimate of costs is simply not known or in our control. In order to provide as much useful information to our investors and the public, however, we have consistently disclosed in our SEC filings and plan to continue to disclose the amounts contained in the EPA notices of costs so that the parameters of the issue are defined until such time as the actual costs are reasonably estimable.

Please note that we believe this situation is different from the amounts discussed in Note 8 under the sub-heading "U.S. Government Claims," for which we have set forth an estimated range of liability. As we continue through the process of reviewing submitted costs for the Bunker Hill site, we believe we may receive sufficient information so as to enable us in the foreseeable future to estimate a range of liability (based on utilizing the components of liability that can be reasonably estimated as a surrogate for the minimum in the range of overall liability in accordance with Section 5.11 of AICPA SOP 96-1, for example) or even to settle our overall obligations with the EPA relating to the Consent Decree. At such time as the liability becomes fixed or reasonably estimable, we will, of course, provide it as part of our financial disclosures.

We hereby acknowledge:

▪	We are responsible for the adequacy and accuracy of the disclosure in Form 10-K.
▪	Staff comments or changes to our disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Form 10-K.
▪	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If I can be of assistance in your review of the above, please do not hesitate to call.

Sincerely,

/s/ Lewis E. Walde

Lewis E. Walde Vice President and Chief Financial Officer